UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2017

C. Alex Bahn
Hogan Lovells US LLP
alex.bahn@hoganlovells.com

Re: General Dynamics Corporation
Incoming letter dated December 23, 2016

Dear Mr. Bahn:

This is in response to your letter dated December 23, 2016 concerning the shareholder proposal submitted to General Dynamics by John Chevedden. We also have received letters from the proponent dated January 4, 2017, January 8, 2017, January 11, 2017, January 17, 2017, January 19, 2017, January 23, 2017 and January 28, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

February 10, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Dynamics Corporation
Incoming letter dated December 23, 2016

The proposal requests that the board amend the company's proxy access bylaw in the manner specified in the proposal.

There appears to be some basis for your view that General Dynamics may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that General Dynamics' policies, practices and procedures compare favorably with the guidelines of the proposal and that General Dynamics has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if General Dynamics omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 28, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 7 Rule 14a-8 Proposal
General Dynamics Corporation (GD)
Shareholder Proxy Access Reform – Increase Participants to 50
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 23, 2016 no-action request.

Limiting proxy access to 20 big shareholders could potentially cause proxy access to self-destruct. It would seem that the greatest incentive for proxy access is when a company is underperforming. But at such a time large investors would have a strong incentive to sell their holdings. In fact large investors could be the most savvy holders in dumping their stock early in an underperformance downturn.

Thus with a limit of 20 shareholders, the incentive to initiate proxy access is potentially counterbalanced by many big investors reducing their holdings.

Limiting proxy access to 20 participants who own 3% of company stock also in effect excludes retail shareholders. The company does not claim that there is a sound public policy reason to exclude retail shareholder participation in proxy access.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: L. Neal Wheeler <nwheeler@generaldynamics.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 23, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 6 Rule 14a-8 Proposal
General Dynamics Corporation (GD)
Shareholder Proxy Access Reform – Increase Participants to 50
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 23, 2016 no-action request.

Among the companies promoting the idea that one small size fits all when it comes to proxy access rights for shareholders, not one company has given even a guesstimate on whether shareholders are more likely to hold stock non-stop for 3-years at underperforming companies (which are the most in need of proxy access rights for shareholders) than at companies that consistently outperform their peers (which could be the least in need of proxy access rights for shareholders).

Limiting participants to 20 prohibits shareholder leaders in advocating improved corporate governance from supporting a proxy access effort with their feet at a company where they do not own a lot of company stock continuously for 3-years. Why should proxy access efforts be denied brand name support from governance improvement leaders who may not own a lot of stock for 3-years in a subject company? Why should governance improvement leaders be forced to risk too large an investment in a declining company to have a voice in proxy access?

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: L. Neal Wheeler <nwheeler@generaldynamics.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 19, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Rule 14a-8 Proposal
General Dynamics Corporation (GD)
Shareholder Proxy Access Reform – Increase Participants to 50
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 23, 2016 no-action request.

No company has claimed that a 20 participant limit would have been acceptable to the Round 1 proxy access proposal proponents, who withdrew dozens of proxy access proposals to reach a compromise, if there had been a clause that the proponents were agreeing to an irrevocable form of proxy access.

The company argument throws cold water on compromises on rule 14a-8 proposals. Meanwhile all parties wait for experiential data to see if a new form of a shareholder right is able to achieve the intended improvement.

Limiting participants to 20 prohibits shareholder leaders in advocating improved corporate governance from supporting a proxy access effort with their feet at a company where they do not own a lot of company stock continuously for 3-years. Why should proxy access efforts be denied brand name support from governance improvement leaders who may not own a lot of stock for 3-years in a subject company?

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: L. Neal Wheeler <nwheeler@generaldynamics.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 17, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
General Dynamics Corporation (GD)
Shareholder Proxy Access Reform – Increase Participants to 50
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 23, 2016 no-action request.

The company provided no data on the percentage of its shares that are held continuously for 3-years or even a guesstimate. This information would seem to be critical to its argument.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: L. Neal Wheeler <nwheeler@generaldynamics.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 11, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
General Dynamics Corporation (GD)
Shareholder Proxy Access Reform – Increase Participants to 50
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 23, 2016 no-action request.

The company argues in effect that its 2015 proxy access lite adoption should be the springboard to exclude a 2017 proposal that can obtain a significant shareholder vote that reflects what many shareholders want in the way of a more potent version of proxy access.

For example H&R Block (HRB) adopted proxy access lite prior to its 2016 annual meeting. Yet the attached 2016 rule 14a-8 proxy access reform proposal by James McRitchie received 30% support. This 2017 proxy access reform proposal also has the potential to obtain 30% support – which 10-times the minimum vote of 3% for a first year proposal.

Plus the 2016 proxy access reform proposal at HRB was more ambitious than the 2017 proxy access reform proposal here since it had 4-prongs compared to the single-prong of this proposal (50-participants only). Since this proposal has a single prong it could obtain a vote higher than 30%. On the other hand if it receives less than 3% support then the company would have a strong basis to exclude such a proposal from its 2018 proxy – why not let the shareholders have an opportunity to vote.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: L. Neal Wheeler <nwheeler@generaldynamics.com>

The Board unanimously recommends a vote **AGAINST** Proposal 4

PROPOSAL 4 – SHAREHOLDER PROPOSAL REGARDING REVISIONS TO THE COMPANY'S PROXY ACCESS BYLAW

In accordance with SEC rules, we have set forth below a shareholder proposal, along with the supporting statement of the shareholder proponent. The shareholder proponent and the supporting statement are included exactly as submitted to us by the shareholder proponent. The Company is not responsible for any inaccuracies it may contain. The shareholder proposal is required to be voted on at our annual meeting only if properly presented. We will promptly provide you with the name, address, and, to our knowledge, the number of voting securities held by the shareholder proponent, upon receiving a written or oral request. **As explained below, the Board of Directors unanimously recommends a vote "AGAINST" the shareholder proposal.**

Shareholder Proposal and Shareholder's Supporting Statement

Mr. John Chevedden, on behalf of Mr. James McRitchie and Ms. Myra Young, ***FISMA & OMB Memorandum M-07-16*** OMB Memorandum M-07-16*** has informed H&R Block, Inc. of his intention to offer the following shareholder proposal for consideration at the 2016 annual meeting of shareholders.

The proposal and supporting statement, as submitted, read as follows:

Proposal 4 – Shareholder Proxy Access Revisions

RESOLVED: Shareholders of H&R Block, Inc. (the "Company") ask the board of directors (the "Board") to adopt, and present for shareholder approval, revisions to its provisions allowing "Shareholder Nominations Included in The Corporation's Proxy Materials" and associated bylaws to ensure the following:

1. The number of shareholder-nominated candidates eligible to appear in proxy materials should be one quarter of the directors then serving or two, whichever is greater.
2. Loaned securities should be counted toward the ownership threshold if the nominating shareholder or group represents that it has the legal right to recall those securities for voting purposes, will vote the securities at the annual meeting, and will hold those securities through the date of that meeting.
3. There should be no limitations on the number of shareholders that can aggregate their shares to achieve the required 3% ownership to be an "Eligible Shareholder."
4. There should be no limitation on the renomination of shareholder nominees based on the number or percentage of votes received in any election.

Supporting Statement:

Having at least two nominees helps ensure that, if elected, directors can serve on multiple committees and bring an independent perspective to Board decisions. While our Company currently has ten directors, the Board could reduce the number to nine, limiting shareholder-nominated candidates to one under current bylaw provisions.

The current bylaw provision requiring nominating shareholders to have the power to recall loaned shares on three business days' notice may conflict with existing contracts specifying, for example, five day notice. As long as the nominating shareholder or group can recall those securities in time to vote them at the annual meeting that should be sufficient.

Even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria at most of the companies examined by the Council of Institutional Investors. The SEC, following extensive analysis when enacting its since-vacated proxy access Rule, rejected a limit on the size shareholder groups.

Renomination limitations do not facilitate the shareholders' traditional state law rights and add unnecessary complexity.

Although the Company's Board adopted proxy access bylaw provisions, they contain troublesome provisions that effectively make them unusable by all but the Company's largest shareholders. The Company's current bylaws could thus deprive all shareholders of the ability to vote for alternative nominees on its proxy card. Adoption of the revisions outlined above would remedy that situation.

Item 5.07. **Submission of Matters to a Vote of Security Holders.**

(a) The 2016 annual meeting of shareholders (the "Annual Meeting") of H&R Block, Inc. (the "Company") was held on September 8, 2016.

(b) The final voting results of the proposals submitted to a vote of the Company's shareholders at the Annual Meeting are set forth below.

1) Each of the following nominees for director was elected to serve until the next annual meeting of shareholders or until a respective successor is elected and qualified:

Director Name	Votes For	Votes Against	Abstentions	Broker Non-Votes
Angela N. Archon	174,471,653	485,687	256,209	15,396,429
Paul J. Brown	174,290,910	666,637	256,002	15,396,429
William C. Cobb	173,934,774	1,054,547	224,228	15,396,429
Robert A. Gerard	173,885,376	1,057,564	270,609	15,396,429
Richard A. Johnson	174,043,889	919,058	250,602	15,396,429
David Baker Lewis	172,805,444	2,158,895	249,210	15,396,429
Victoria J. Reich	174,504,050	469,309	240,190	15,396,429
Bruce C. Rohde	173,056,368	1,910,967	246,214	15,396,429
Tom D. Seip	171,772,827	3,158,729	281,993	15,396,429
Christianna Wood	174,328,043	510,292	275,214	15,396,429
James F. Wright	173,370,401	1,592,588	250,560	15,396,429

2) The proposal for the ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending April 30, 2017 was approved as follows:

Votes For	Votes Against	Abstentions	Broker Non-Votes
188,956,488	1,387,789	265,701	0

3) The advisory proposal on the Company's named executive officer compensation was approved as follows:

Votes For	Votes Against	Abstentions	Broker Non-Votes
170,586,990	4,115,801	510,758	15,396,429

4) The shareholder proposal asking the Board of Directors to adopt and present for shareholder approval revisions to the Company's proxy access bylaw was not approved as follows:

Votes For	Votes Against	Abstentions	Broker Non-Votes
52,189,976	122,090,163	933,410	15,396,429

[GD – Rule 14a-8 Proposal, November 1, 2016]
[This line and any line above it is not for publication.]

Proposal [4] - Shareholder Proxy Access Reform

Shareholders request that our board of directors replace the limit of 20 shareholders who are currently allowed to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of our shareholder proxy access provisions adopted recently. The 20 shareholder limit is to be replaced with a limit of 50 on the number of shareholders who can aggregate their shares for the purpose of shareholder proxy access.

Under current provisions, even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process.

Under this proposal it is unlikely that the number of shareholders who participate in the aggregation process would reach an unwieldy number due to the rigorous rules our company adopted for a shareholder to qualify as one of the aggregation participants. Our management failed to note their 20-shareholder restriction in the 2016 annual meeting proxy. This seems to indicate that managment wants to hide information that limits the rights of shareholders.

Please vote to enhance shareholder value:

Shareholder Proxy Access Reform – Proposal [4]

[The above line is for publication.]

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 8, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
General Dynamics Corporation (GD)
Shareholder Proxy Access Reform – Increase Participants to 50
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 23, 2016 no-action request.

With similarities to this proposal topic the company provided no precedent that a rule 14a-8 proposal asking for 15% of shareholders to be able to call for a special meeting was ever deemed implemented by the adoption in a prior year of 25% of shareholders being able to call a special meeting.

The difference between 15% and 25% is 67%.
The difference between 20 participants and 50 participants is 150%.

The company claims that it implemented this proposal by doing nothing in regard to the sole provision of the proposal – Increase proxy access participants to 50.

The company position is based on a hunch – because there is not yet one example of shareholder proxy access from start to finish.

No one yet knows whether the widespread 20 participant limit will be a *de facto* disabling device at most companies.

Plus there could be 2 groups of 10 shareholders, who each own 2.5% of company stock for 3 years, who both agree on the need for proxy access but cannot agree on director candidates. Thus the current proxy access would be useless even with ownership of 5% of company stock by 20 shareholders for 3-years.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 4, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
General Dynamics Corporation (GD)
Shareholder Proxy Access Reform – Increase Participants to 50
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 23, 2016 no-action request.

The company claims that it implemented this proposal by doing nothing in regard to the sole provision of the proposal – Increase proxy access participants to 50.

The company position is based on a hunch – because there is not yet one example of shareholder proxy access from start to finish.

No one yet knows whether the widespread 20 participant limit will be a *de facto* disabling provision at most companies.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: L. Neal Wheeler <nwheeler@generaldynamics.com>

[GD – Rule 14a-8 Proposal, November 1, 2016]
[This line and any line above it is not for publication.]

Proposal [4] - Shareholder Proxy Access Reform

Shareholders request that our board of directors replace the limit of 20 shareholders who are currently allowed to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of our shareholder proxy access provisions adopted recently. The 20 shareholder limit is to be replaced with a limit of 50 on the number of shareholders who can aggregate their shares for the purpose of shareholder proxy access.

Under current provisions, even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process.

Under this proposal it is unlikely that the number of shareholders who participate in the aggregation process would reach an unwieldy number due to the rigorous rules our company adopted for a shareholder to qualify as one of the aggregation participants. Our management failed to note their 20-shareholder restriction in the 2016 annual meeting proxy. This seems to indicate that managment wants to hide information that limits the rights of shareholders.

Please vote to enhance shareholder value:

Shareholder Proxy Access Reform – Proposal [4]

[The above line is for publication.]

Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
T +1 202 637 5600
F +1 202 637 5910
www.hoganlovells.com

Rule 14a-8(i)(10)

December 23, 2016

BY ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: General Dynamics Corporation – Shareholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

On behalf of General Dynamics Corporation (the "***Company***"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission (the "***Commission***") of the Company's intention to exclude from its proxy materials for its 2017 annual meeting of shareholders (the "***2017 Proxy Materials***") a shareholder proposal and statement in support thereof (the "***Proposal***") submitted by John Chevedden (the "***Proponent***"). We also request confirmation that the staff of the Division of Corporation Finance will not recommend to the Commission that enforcement action be taken if the Company omits the Proposal from its 2017 proxy materials for the reasons discussed below.

A copy of the Proposal and related correspondence from the Proponent is attached hereto as *Exhibit A*.

In accordance with *Staff Legal Bulletin No. 14D* (Nov. 7, 2008) ("***SLB No. 14D***"), this letter and its exhibits are being delivered by e-mail to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), a copy of this letter and its exhibits also is being sent to the Proponent. Rule 14a-8(k) and SLB No. 14D provide that a shareholder proponent is required to send the company a copy of any correspondence which the proponent elects to submit to the Commission or the staff. Accordingly, we hereby inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the staff relating to the Proposal, the Proponent should concurrently furnish a copy of that correspondence to the undersigned.

This letter is being filed with the Commission no later than 80 calendar days before the Company intends to file the definitive 2017 Proxy Materials with the Commission.

THE PROPOSAL

The Proposal requests that the Company's shareholders approve the following:

"Shareholders request that our board of directors replace the limit of 20 shareholders who are currently allowed to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of our shareholder proxy access provisions adopted recently. The 20 shareholder limit is to be replaced with a limit of 50 on the number of shareholders who can aggregate their shares for the purpose of shareholder proxy access.

Under current provisions, even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process.

Under this proposal it is unlikely that the number of shareholders who participate in the aggregation process would reach an unwieldy number due to the rigorous rules our company adopted for a shareholder to qualify as one of the aggregation participants. Our management failed to note their 20-shareholder restriction in the 2016 annual meeting proxy. This seems to indicate that managment (sic) wants to hide information that limits the rights of shareholders."

BASIS FOR EXCLUSION

Rule 14a-8(i)(10) – The Proposal Has Been Substantially Implemented by the Company

A. Background

On December 2, 2015, the board of directors of the Company amended and restated the Company's bylaws to provide a procedure enabling shareholders to nominate directors for inclusion in the Company's proxy statement ("***proxy access***"). The amended and restated bylaws of the Company (the "***Bylaws***") were described in and filed as an exhibit to a Current Report on Form 8-K filed with the Commission on December 3, 2015. A copy of the Bylaws also is attached to this letter as *Exhibit B*. The proxy access provision included in the Bylaws satisfies the Proposal's underlying concerns and essential objective of providing shareholders a meaningful proxy access right. The Company therefore believes that it may exclude the Proposal on the basis that the Bylaws substantially implement the Proposal.

B. Rule 14a-8(i)(10)

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. In explaining the scope of a predecessor to Rule 14a-8(i)(10), the Commission said that the exclusion is "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976) (discussing the rationale for adopting the predecessor to Rule 14a-8(i)(10), which provided as a substantive basis for omitting a shareholder proposal that "the proposal has been rendered moot by the actions of the management"). At one time, the staff interpreted the predecessor rule narrowly, considering a proposal to be excludable only if it had been "'fully' effected" by the company. *See* Exchange Act Release No. 19135 at § II.B.5. (Oct. 14, 1982). By 1982, however, the Commission recognized that the staff's narrow interpretation of the predecessor rule "may not serve the interests of the issuer's security holders at large and may lead to an abuse of the security holder proposal process," in particular by enabling proponents to argue "successfully on numerous occasions that a proposal may not be excluded as moot in cases where the company has taken most but not all of the actions requested by the proposal." *Id.* Accordingly, the Commission proposed in 1982 and adopted in 1983 a revised interpretation of the rule to permit the omission of proposals that had been "substantially implemented." *See* Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (indicating that the staff's "previous formalistic application of" the predecessor rule "defeated its purpose" because the interpretation allowed proponents to obtain a shareholder vote on an existing company policy by changing only a few words of the policy). The Commission later codified this revised interpretation in Exchange Act Release No. 40018 at n.30 (May 21, 1998). Thus, when a company has already taken action to address the underlying concerns and essential objectives of a shareholder proposal, the proposal has been "substantially implemented" and may be excluded. See, e.g., *Exelon Corp.* (avail. Feb. 26, 2010); *Exxon Mobil Corp.* (Burt) (avail. Mar. 23, 2009); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996).

Applying this standard, the staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). Even if a company's actions do not go as far as those requested by the shareholder proposal, however, they nonetheless may be deemed to "compare favorably" with the requested actions. See, e.g., *Walgreen Co.* (avail. Sept. 26, 2013) (permitting exclusion of a proposal requesting elimination of supermajority voting requirements in the company's governing documents where the company had eliminated all but one of the supermajority voting requirements); *Johnson & Johnson* (avail. Feb. 17, 2006) (permitting exclusion of a proposal that requested the company to confirm the legitimacy of all current and future U.S. employees because the company had verified the legitimacy of 91% of its domestic workforce); *Masco Corp.* (avail. Mar. 29, 1999) (permitting exclusion of a proposal seeking adoption of a standard for independence of the company's outside directors because the company had adopted a standard that, unlike the one specified in the proposal, added the qualification that only material relationships with affiliates would affect a director's independence). In other words, a company may address adequately the underlying concerns and essential objectives of a shareholder proposal without implementing precisely the actions or achieving all the objectives contemplated by the proposal.

Further, the staff has indicated that, when substantially implementing a shareholder proposal, companies may address aspects of implementation on which a proposal is silent or which may differ from the manner in which the proponent would implement the proposal. In a number of cases, companies that have substantially implemented a shareholder proposal that requires a bylaw or certificate amendment have imposed procedural requirements or limitations not contemplated by the shareholder proposal but that are consistent with the proposal's underlying concerns and essential objectives. For example, last year the Company received a shareholder proposal from the same proponent requesting that the board adopt a proxy access bylaw permitting a shareholder or group thereof that has beneficially owned 3% or more of the company's outstanding stock continuously for at least three years to nominate directors to be included in the company's proxy materials, so long as the number of shareholder-nominated candidates appearing in the company's proxy materials does not exceed two candidates or 25% of the number of directors then serving. *See General Dynamics Corporation* (avail. Feb. 12, 2016). The staff concurred that the Company had substantially implemented the proposal by adopting a proxy access bylaw that, while consistent in most respects with the shareholder proposal, also imposed additional restrictions not contemplated by the proposal, including a 20-shareholder cap on the number of shareholders who may aggregate to satisfy the 3% ownership threshold and several additional representations or undertakings required to be made by the nominating shareholder.

The staff's conclusion in *General Dynamics* is consistent with prior staff letters allowing companies to exclude shareholder proposals requesting that shareholders be accorded certain rights where the company has already provided for the rights on substantially similar terms but has imposed exceptions or limitations not contemplated by the shareholder proposals. In *Bank of America Corp.* (avail. Dec. 15, 2010), the staff agreed that the company had substantially implemented a proposal requesting that the board amend the company's governing documents to give holders of 10% of the company's stock the power to call a special meeting, where the board had adopted a bylaw giving holders of at least 10% of the company's stock to call a special meeting but imposed additional requirements not outlined in the proposal. The additional requirements included, among others, that stockholders requesting a special meeting must submit a statement regarding the purpose of the meeting, which must be signed by stockholders owning the requisite number of shares, as well as documentary evidence of each such stockholder's record and beneficial ownership of the stock. Similarly, in *Chevron Corp.* (avail. Feb. 19, 2008) and *Citigroup Inc.* (avail. Feb. 12, 2008), the staff concurred that each company could exclude special meeting shareholder proposals under Rule 14a-8(i)(10) because each company had adopted a provision allowing shareholders to call a special meeting unless, among other things, an annual or special meeting that included the matters proposed to be addressed at the special meeting had been held within the preceding 12 months. See also *Hewlett-Packard Co.* (avail. Dec. 11, 2007) (allowing exclusion of a proposal requesting that the board permit shareholders to call a special meeting where the company proposed to adopt a bylaw allowing shareholders to call a special meeting unless the board determined in good faith that the business specified in the shareholders' request had been addressed at a meeting within the past 12 months or would be addressed at an annual meeting within 90 days).

C. The Company's Bylaws Substantially Implement the Proposal

The Bylaws include a proxy access provision that substantially implements the proxy access procedure requested by the Proposal. The Proposal requests a revision to the shareholder aggregation provision of the proxy access Bylaw. However, as discussed further below, the Company's proxy access provision, which places a 20-shareholder limit on the size of a nominating group, achieves the essential purpose of the Proposal by ensuring that shareholders are able to use the proxy right effectively. The difference between the Proposal and the Company's proxy access provision is minor and should not rise to the level of requiring a shareholder vote.

1. The Company's Bylaws Achieve the Essential Objective of the Proposal

The Proposal requests that the adopted proxy access Bylaws be amended to increase the number of shareholders allowed to aggregate their shares to obtain the 3% ownership threshold from 20 to 50.

In an attempt to overstate the aggregation provision's importance to proxy access, the Proposal refers to an analysis by the Council of Institutional Investors that states that for most companies, "[u]nder current provisions, even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors." This statement has no relevance to the Company's shareholder base. Based on data from regulatory filings from institutional investors, the largest 20 institutional shareholders of the Company hold, and appear to have held for at least three years, approximately 36% of the Company's outstanding common stock. In addition, three of the Company's institutional shareholders each have owned more than 5% for three years, and 14 of the top 20 largest institutional shareholders have held more than 0.5% for at least three years. Accordingly, any of these 14 institutional shareholders could combine with only a few other shareholders to achieve the current 3% ownership criteria. In addition, many of the Company's largest shareholders could recruit a small shareholder to work together in forming a group that would satisfy the ownership threshold, thereby allowing proxy access to a wide range of shareholders. As a result, the proxy access right is already a meaningful option available to Company shareholders in its existing form.

In addition, a maximum 20-shareholder nominating group has achieved a consensus among companies that have adopted proxy access provisions. It is designed to provide meaningful proxy access without creating a burdensome or complex process. Of the over 200 public companies that adopted proxy access bylaws since the beginning of 2015, over 90% of them adopted an aggregation threshold of 20 shareholders or fewer. Twenty shareholders is the threshold adopted in the bylaws of T. Rowe Price Group, Inc., State Street Corporation, and Blackrock, Inc., the publicly traded parent companies of some of the largest institutional shareholders in the United States. Similarly, Institutional Shareholder Services—a leading proxy advisory firm— has stated that in reviewing whether a company has satisfactorily implemented proxy access in response to a shareholder proposal, it does not view a 20-shareholder aggregation limit as a material restriction or one that "unnecessarily restrict[s] the use of a proxy access right" (although it will treat a limit that is lower than 20 shareholders as unduly restrictive).[1]

Although the proxy access provision adopted by the Company contains a 20-shareholder limit in determining the eligibility of a nominating group, variations between the size of the nominating group requested in the Proposal and that adopted by the Company should not serve as the basis for denying the availability of Rule 14a-8(i)(10), as long as the variations do not undermine the essential objectives of the proposal. To determine otherwise risks subjecting companies and shareholders to a never-ending stream of proposals requesting minor changes to concepts that have already been addressed. This would especially be problematic in the absence of any evidence that the difference in shareholder aggregation limits would actually be meaningful rather than built solely upon assumptions as are made by the Proponent. Accordingly, we believe the Company's proxy access Bylaw compares favorably with the Proposal and should be excluded.

1. *See* Institutional Shareholder Services, U.S. Proxy Voting Policies and Procedures (Excluding Compensation-Related) Frequently Asked Questions, at 19 (Mar. 14, 2016), available at https://www.issgovernance.com/file/policy/us-policies-and-procedures-faq-14-march-2016.pdf.

2. The Staff has Previously Agreed That a 20-Shareholder Aggregation Limit Satisfies the Proxy Access Right

The 20-shareholder aggregation limit has been addressed in several proxy access no-action letters. The staff has considered several requests under Rule 14a-8(i)(10) to exclude proxy access shareholder proposals as substantially implemented when the relevant company's bylaws included a 20-shareholder aggregation cap and the proposal requested expansion of the cap or elimination of the cap entirely. In numerous cases, the staff concurred that the company had substantially implemented the proposal under the standards of Rule 14a8-(i)(10) and noted that the company's proxy access bylaw addressed the proposal's "essential objective." *See, e.g., Alaska Air Group* (avail. Feb 12, 2016); *Cardinal Health Inc.* (avail. July 20, 2016); *Amazon.com, Inc.* (avail. Mar. 3, 2016); *Capital One Financial Corp.* (avail. Feb. 12, 2016). For example, in *NVR* (avail. Mar. 25, 2016), the proposal specifically requested elimination of the company's 20-shareholder aggregation limit, among other changes. The company revised its bylaw to address other requests in the proposal, but retained the 20-shareholder limit, noting that the 20-shareholder limit was of "far less significance and not necessary to achieve the essential objectives of proxy access." The staff agreed that NVR substantially implemented the proposal despite this diversion from its specific terms, including the 20-shareholder limit.

Indeed, as noted above, last year the Company received a shareholder proposal requesting adoption of a proxy access bylaw that included, among other things, the ability of an "unrestricted number of shareholders" to aggregate their holdings to meet the ownership threshold. *General Dynamics* (avail. Feb.12, 2016). The Company argued that its 20-shareholder limit "permit[s] shareholders to aggregate their holdings for purposes of satisfying the ownership threshold." The staff agreed, and noted that the Company's proxy access bylaw "addresses the proposal's essential objective."

The same conclusion should apply to the current Proposal. The standard under Rule 14a-8(i)(10) is not whether a company has implemented a proposal in exactly the manner requested by a proponent. The question is whether management has already effectively acted upon the concerns put forth by the proponent by putting forward policies that compare favorably with the proposal. The staff has consistently concurred that proxy access bylaws that contain a 20-shareholder aggregation limit substantially implement proposals that include variations on the 20-shareholder limit, and thus, the Company's proxy access bylaw achieves the essential objective of the Proposal, and the Proposal has been substantially implemented under Rule 14a-8(i)(10).

The staff recently did not concur with Microsoft's attempt to exclude a shareholder proposal requesting a "package of enhancements" strengthening Microsoft's proxy access bylaw, including elimination of the company's 20-shareholder aggregation limit. *Microsoft Corp.* (avail. Sept. 27, 2016). However, the proposal in *Microsoft Corp.* differs from the Proposal, or other proposals such as in *NVR*, in that it requested significant deviation from the company's proxy access bylaw for a number of different terms, including the number of shareholder nominated candidates eligible to appear in proxy materials and elimination of a limit on re-nomination of shareholder nominees. Microsoft's proxy access bylaws deviated from the suggested proposals to a greater extent than a 30-shareholder difference in the aggregation limit, and thus there was a stronger case that Microsoft's bylaws did not capture the essential objective of that proposal.

CONCLUSION

For all of the reasons stated above, it is our view that the Company may exclude the Proposal from its 2017 proxy materials pursuant to Rule 14a-8(i)(10). We request the staff's concurrence in our view or, alternatively, confirmation that the staff will not recommend any enforcement action to the Commission if the Company so excludes the Proposal.

If you have any questions or need additional information, please feel free to contact me at (202) 637-6832. When a written response to this letter is available, I would appreciate your sending it to me by e-mail at alex.bahn@hoganlovells.com and by fax at (202) 637-5910.

Sincerely,

C. Alex Bahn

Enclosures

cc: Greg Gallopoulos (General Dynamics Corporation)
John Chevedden

Exhibit A

Copy of the Proposal and Related Correspondence

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

Mr. Gregory Gallopoulos
Corporate Secretary
General Dynamics Corporation (GD)
2941 Fairview Park Drive, Suite 100
Falls Church VA 22042
PH: 703 876-3000
FX: 703 876-3125
FX: 703-876-3554
FX: 703-876-3125

Dear Mr. Gallopoulos,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

John Chevedden

November 1, 2016
Date

cc: L. Neal Wheeler <nwheeler@generaldynamics.com>
Assistant General Counsel
Julie Aslaksen <jaslakse@generaldynamics.com>

[GD – Rule 14a-8 Proposal, November 1, 2016]
[This line and any line above it is not for publication.]

Proposal [4] - Shareholder Proxy Access Reform

Shareholders request that our board of directors replace the limit of 20 shareholders who are currently allowed to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of our shareholder proxy access provisions adopted recently. The 20 shareholder limit is to be replaced with a limit of 50 on the number of shareholders who can aggregate their shares for the purpose of shareholder proxy access.

Under current provisions, even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process.

Under this proposal it is unlikely that the number of shareholders who participate in the aggregation process would reach an unwieldy number due to the rigorous rules our company adopted for a shareholder to qualify as one of the aggregation participants. Our management failed to note their 20-shareholder restriction in the 2016 annual meeting proxy. This seems to indicate that managment wants to hide information that limits the rights of shareholders.

Please vote to enhance shareholder value:

Shareholder Proxy Access Reform – Proposal [4]

[The above line is for publication.]

John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

GENERAL DYNAMICS

Neal Wheeler
Associate General Counsel

November 8, 2016

Via Overnight Mail and Email ***FISMA & OMB Memorandum M-07-16***

John Chevedden

FISMA & OMB Memorandum M-07-16

Dear Mr. Chevedden:

We are in receipt of your letter dated November 1, 2016, to which you attached a shareholder proposal. Your correspondence was received in our offices on November 1, 2016.

As you know, Rule 14a-8(b) under the Securities Exchange Act of 1934 provides that, to be eligible to submit a shareholder proposal, a proponent must have continuously held a minimum of $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year prior to the date the proposal is submitted. Because you are not a record holder of General Dynamics common stock, you may substantiate your ownership in either of two ways:

1. you may provide a written statement from the record holder of the shares of General Dynamics common stock beneficially owned by you, verifying that, on November 1, 2016, when you submitted the Proposal, you had continuously held, for at least one year, the requisite number or value of shares of General Dynamics common stock; or

2. you may provide a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or any amendment to any of those documents or updated forms, reflecting your ownership of the requisite number or value of shares of General Dynamics common stock as of or before the date on which the one-year eligibility period began, together with your written statement that you continuously held the shares for the one-year period as of the date of the statement.

As you know, the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission has provided guidance to assist companies and investors with complying with Rule 14a-8(b)'s eligibility criteria. This guidance, contained in Staff Legal Bulletin No. 14F (CF) (October 19, 2011), clarifies that proof of ownership for Rule 14a-8(b) purposes must be provided by the "record holder" of the securities, which is either the person or entity listed on the Company's stock records as the owner of the securities or a DTC participant.

We have not received proof of your ownership of General Dynamics common stock for purposes of Rule 14a-8(b). To correct this deficiency, please provide a written statement from a record

2941 Fairview Park Drive
Falls Church, VA 22042-4513
Tel 703 876 3482
Fax 703 876 3554
nwheeler@generaldynamics.com

John Chevedden

FISMA & OMB Memorandum M-07-16

owner through which your shares are held, verifying that on November 1, 2016, you had continuously held at least $2,000 in market value, or 1%, of General Dynamics common stock for at least one year. Pursuant to Rule 14a-8(f), you must correct this deficiency with a response that is postmarked, or transmitted electronically, no later than 14 calendar days after you receive this notice.

In accordance with SEC Staff Legal Bulletin Nos. 14 and 14B, a copy of Rule 14a-8, including Rule 14a-8(b), is enclosed for your reference.

Sincerely,

Neal Wh

L. Neal Wheeler

Enclosures

chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

Note 2 to § 240.14a-7. When providing the information required by § 240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to

exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) ***Improper Under State Law:*** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to Paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of Law:*** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to Paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of Proxy Rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal Grievance; Special Interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of Power/Authority:*** If the company would lack the power or authority to implement the proposal;

(7) ***Management Functions:*** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) ***Director Elections***: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) ***Conflicts with Company's Proposal:*** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to Paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) ***Substantially Implemented:*** If the company has already substantially implemented the proposal;

Note to Paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) ***Duplication:*** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) ***Resubmissions:*** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

(c) No nominee, nominating shareholder or nominating shareholder group, or any member thereof, shall cause to be included in a registrant's proxy materials, either pursuant to the Federal proxy rules, an applicable state or foreign law provision, or a registrant's governing documents as they relate to including shareholder nominees for director in a registrant's proxy materials, include in a notice on Schedule 14N (§ 240.14n-101), or include in any other related communication, any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to a solicitation for the same meeting or subject matter which has become false or misleading.

Note. The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section:

Personal Investing

PO Box 770001
Cincinnati, OH 45277-0045

Fidelity INVESTMENTS

GD

Post-it® Fax Note 7671	Date 11-15-16 # of pages ▶
To Neal Wheeler	From John Chevedden
Co./Dept.	Co.
Phone #	Phone #
Fax # 703-876-3554	Fax #

November 15, 2016

John R. Chevedden
Via facsimile to: ***FISMA & OMB Memorandum M-07-16***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 50 shares of Occidental Petroleum Corporation (CUSIP: 674599105, trading symbol: OXY), no fewer than 100 shares of General Dynamics Corporation (CUSIP: 369550108, trading symbol: GD), no fewer than 50 shares of L3 Communications Holdings, Inc. (CUSIP: 502424104, trading symbol: LLL), no fewer than 100 shares of CBRE Group, Inc. (CUSIP: 12504L109, trading symbol: CBG) and no fewer than 100 shares of the Boeing Company (CUSIP: 097023105, trading symbol: BA) since October 1, 2015.

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-397-9945 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday) and entering my extension 15838 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W164514-14NOV16

Exhibit B

Copy of the Amended and Restated Bylaws of General Dynamics Corporation

Exhibit 3.2

GENERAL DYNAMICS

AMENDED AND RESTATED BYLAWS

of

GENERAL DYNAMICS CORPORATION
(As amended effective December 2, 2015)

TABLE OF CONTENTS

GENERAL DYNAMICS

AMENDED AND RESTATED BYLAWS

of

GENERAL DYNAMICS CORPORATION
(As amended effective December 2, 2015)

ARTICLE I

OFFICES

SECTION 1. *Registered Office*. The registered office of General Dynamics Corporation (hereinafter called the Corporation) in the State of Delaware shall be at 1209 Orange Street, Wilmington, New Castle County, 19801. The registered agent of the Corporation in Delaware is The Corporation Trust Company.

SECTION 2. *Other Offices.* The Corporation may have such other offices in such places, either within or without the State of Delaware, as the Board of Directors of the Corporation (hereinafter called the Board) may from time to time determine.

ARTICLE II

MEETINGS OF STOCKHOLDERS

SECTION 1. *Annual Meetings*. The annual meeting of the stockholders of the Corporation for the election of directors and for the transaction of any other proper business shall be held on such date and at such time as shall be designated by resolution of the Board from time to time.

SECTION 2. *Special Meetings*. (a) A special meeting of the stockholders for any purpose or purposes may be called at any time by the Chairman of the Board or by the Board, but a special meeting may not be called by any other person or persons. Subject to Section 2(b), a special meeting of stockholders shall be called by the Board upon the receipt by the Secretary of the Corporation of a written request for the Board to call a special meeting of stockholders (a “Special Meeting Request”) by one stockholder of record owning at least ten percent (10%) or one or more stockholders of record of shares representing in the aggregate at least twenty-five percent (25%) in each case of the combined voting power of the then outstanding shares of all classes and series of capital stock of the Corporation entitled to vote on the matter or matters to be brought before the proposed special meeting, voting as a single class. In determining whether Special Meeting Requests have met the requirements of this Section 2, multiple Special Meeting Requests will not be considered together if they relate to different items of business. Additionally, in order to be valid, all Special Meeting Requests must have been dated and delivered to the Secretary within 60 days of the earliest dated Special Meeting Request. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

(b) *Stockholder Requested Special Meetings.* A Special Meeting Request shall be signed by each stockholder of record, or a duly authorized agent thereof, requesting that the Board call the special meeting and shall set forth: (i) a brief description of each matter of business desired to be brought before the special meeting and the reasons for conducting such business at the special meeting, (ii) the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend these Bylaws, the language of the proposed amendment), (iii) any material interest of each stockholder in the business desired to be brought before the special meeting, (iv) the name and address, as they appear on the Corporation's books, of each stockholder requesting the special meeting, (v) the class and number of shares of the Corporation which are owned by each stockholder requesting the special meeting, and (vi) any other information that is required to be set forth in a stockholder's notice required pursuant to Section 11(b) of Article II of these Bylaws and, if the purpose of the special meeting includes the appointment or election of one or more directors to the Board, Section 10(a)(ii) of Article II of these Bylaws.

A stockholder of record may revoke a Special Meeting Request submitted to the Secretary of the Corporation at any time prior to the special meeting; provided however, that if any such revocation is received by the Secretary and, as a result of such revocation, the number of un-revoked Special Meeting Requests no longer represents at least the requisite number of shares entitling the stockholders to request the calling of a special meeting pursuant to Section 2(a) of Article II of these Bylaws, then the Board shall have the discretion to determine whether or not to proceed with the special meeting. If none of the stockholders who submitted a Special Meeting Request appear or send a qualified representative (as defined in Section 10(a)(ii)(C) of Article II of these Bylaws) to present the proposal(s) or business submitted by such stockholders for consideration at the special meeting, such proposal(s) or business shall be disregarded, notwithstanding that proxies in respect of such vote may have been received by the Corporation or such stockholder(s).

A Special Meeting Request shall not be valid (and the Board shall have no obligation to call a special meeting in respect of such Special Meeting Request) if it relates to an item of business that is not a proper subject for stockholder action under applicable law.

The Board shall determine the place, if any, and fix the date and time, of any stockholder requested special meeting. The Board may submit its own proposal or proposals for consideration at a stockholder requested special meeting.

SECTION 3. *Place of Meeting*. All meetings of the stockholders shall be held at such place, within or without the State of Delaware, or at no place (by means of remote communication) as shall from time to time be designated by the Board.

SECTION 4. *Notice of Meetings*. Except as otherwise expressly required by statute, the Certificate of Incorporation or these Bylaws, notice of each meeting of the stockholders shall be given to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting not less than 10 nor more than 60 days before the date of the meeting, by delivering a written notice thereof to each stockholder personally, by a method of electronic transmission consented to by the stockholder to whom the notice is given, or by depositing such notice in the United States mail in a postage prepaid envelope, directed to the stockholder at the stockholder's address as it appears on the records of the Corporation. All notices given by mail, as provided above, shall be deemed to have been given when deposited in the United States mail, and all notices given to stockholders by a form of electronic transmission, as provided above, shall be deemed to have been given (a) when directed to a number at which the stockholder has consented to receive notice (if by facsimile communication), (b) when directed to an electronic mail address at which the stockholder has consented to receive notice (if by electronic mail), (c) upon the later of (i) the posting of the notice on an electronic network and (ii) the giving of a separate notice of such posting to the stockholder (if by posting on an electronic network together with a separate notice to the stockholder of such specific posting), or (d) when directed to the stockholder (if by any other form of electronic transmission). Except as otherwise expressly required by applicable law, the Certificate of Incorporation or these Bylaws, no publication of any notice of a meeting of the stockholders shall be required. Every notice of a meeting of the stockholders shall state the place (if any), date and hour of the meeting, the means of remote communication (if and to the extent authorized by the Board) by which the stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting (if such date is different than the record date for determining stockholders entitled to notice of the meeting), and, in the case of a special meeting, the purpose or purposes for which the meeting is called. When used in these Bylaws, the terms "written" and "in writing" shall include any "electronic transmission," as defined by the General Corporation Law of the State of Delaware, including without limitation any telegram, cablegram, facsimile transmission or electronic mail.

SECTION 5. *Adjournments*. Any meeting of stockholders, annual or special, may adjourn from time to time to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place (if any) thereof, and the means of remote communication (if any) by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting, are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the meeting, the Board shall fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record as of the record date so fixed for notice of such adjourned meeting.

SECTION 6. *Quorum*. At each meeting of the stockholders, except as otherwise required by applicable law, the Certificate of Incorporation or these Bylaws, the holders of record of a majority in voting power of the issued and outstanding shares of stock of the Corporation entitled to be voted at such meeting, present either in person or by proxy, shall constitute a quorum for the transaction of business; provided, however, that in any case where the holders of Preferred Stock or any series thereof are entitled to vote as a class, a majority in voting power of the issued and outstanding shares of such Preferred Stock, present in person or by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter. In the absence of a quorum at any such meeting or any adjournment or adjournments thereof, a majority in voting power of the shares present in person or by proxy and entitled to vote at, or the chairman or the secretary of such meeting, may adjourn the meeting from time to time in the manner provided in Section 5 of this Article II until a quorum shall attend; provided, however, that at any such meeting where the holders of Preferred Stock or any series thereof are entitled to vote as a class, if one class or series of stock of the Corporation but not another has a quorum present, the meeting may proceed with the business to be conducted by any class or series having a quorum present, and may be adjourned from time to time in respect of business to be conducted by any class or series not having a quorum present. The absence from any meeting in person or by proxy of stockholders holding the number of shares of stock of the Corporation entitled to vote thereat required by statute, the Certificate of Incorporation or these Bylaws for action upon any given matter shall not prevent action at such meeting upon any other matter which may properly come before the meeting, if there shall be present thereat in person or by proxy stockholders holding the number of shares of stock of the Corporation entitled to vote thereat required in respect of such other matter.

SECTION 7. *Voting*. (a) Except as otherwise provided by or pursuant to applicable law, the Certificate of Incorporation or these Bylaws, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote in person or by proxy for each share of stock of the Corporation entitled to be voted upon the matter in question held by the stockholder and registered in such stockholder's name on the books of the Corporation on such date as may be fixed pursuant to Article VII of these Bylaws as the record date for the determination of stockholders entitled to notice of and to vote at such meeting.

(b) Shares of its own stock belonging to the Corporation, or to another corporation if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the Corporation, shall not be entitled to vote; provided, however, that the foregoing shall not limit the right of the Corporation or any subsidiary of the Corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity.

(c) Persons holding stock having voting power in a fiduciary capacity, or their proxies, shall be entitled to vote the shares so held, and persons whose stock having voting power is pledged shall be entitled to vote, unless in the transfer by the pledgor on the books of the Corporation the pledgor shall have expressly empowered the pledgee to vote thereon, in which case only the pledgee, or the pledgee's proxy, may represent such stock and vote thereon.

(d) Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless said proxy provides for a longer period. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person, by filing an instrument in writing revoking the proxy, or by delivering a proxy in accordance with applicable law bearing a later date to the Secretary of the Corporation.

(e) If shares of stock of the Corporation stand of record in the names of two or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety or otherwise, or if two or more persons shall have the same fiduciary relationship respecting the same shares, unless the Secretary of the Corporation shall have been given written notice to the contrary and have been furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting shall have the following effect:

(i) if only one shall vote, the act shall bind all;

(ii) if more than one shall vote, the act of the majority so voting shall bind all; and

(iii) if more than one shall vote, but the vote shall be evenly split on any particular matter, then, except as otherwise required by statute, each faction may vote the shares in question proportionally.

If the instrument so filed indicates that any such tenancy is held in unequal interests, the majority or even split for the purpose of the preceding sentence shall be a majority or even split in interest.

(f) Except as otherwise expressly required by applicable law, the Certificate of Incorporation, these Bylaws, the rules or regulations of any stock exchange applicable to the Corporation, or pursuant to any regulation applicable to the Corporation or its securities, all matters other than the election of directors shall be decided by the affirmative vote of a majority in voting power of the shares present in person or by proxy and entitled to vote on such matters, a quorum being present. Except in the case of votes for the election of directors and for other matters where expressly so required, the vote at any meeting of the stockholders on any question need not be by ballot. On a vote by ballot, each ballot shall be signed by the stockholder voting, or on such stockholder's behalf by a duly authorized and constituted proxy, or, in the case of a meeting to be held solely by means of remote communication, the electronic transmission shall set forth or be submitted with information from which it can be determined that such electronic transmission was authorized by a stockholder or proxy holder, and shall show the number of shares voted by such stockholder.

(g) (i) Except as otherwise provided by the Certificate of Incorporation or these Bylaws, each director shall be elected by the vote of the majority of the votes cast with respect to that director's election at any meeting for the election of directors at which a quorum is present, provided that if, as of the 10th day preceding the date the Corporation first mails its notice of meeting for such meeting to the stockholders of the Corporation, the number of nominees exceeds the number of directors to be elected (a "Contested Election"), the directors shall be elected by the vote of a plurality of the votes cast, whether or not such election becomes an uncontested election after such date. For purposes of this paragraph (g) of Section 7, a majority of votes cast shall mean that the number of shares cast "for" a director's election exceeds the number of votes cast "against" that director's election (with "abstentions" and "broker nonvotes," if applicable, not counted as a vote cast "for" or "against" that director's election).

(ii) In order for any incumbent director to become a nominee of the Board for further service on the Board, such person must submit or have submitted an irrevocable resignation, which shall become effective on (x) that person not receiving a majority of the votes cast in an election that is not a Contested Election, and (y) acceptance of that resignation by the Board in accordance with the policies and procedures adopted by the Board for such purpose. In the event an incumbent director fails to receive a majority of the votes cast in an election that is not a Contested Election, the Nominating and Corporate Governance Committee, or such other committee designated by the Board pursuant to Section 11 of Article III of these Bylaws, shall make a recommendation to the Board as to whether to accept or reject the resignation of such incumbent director, or whether other action should be taken. The Board shall act on the resignation, taking into account the committee's recommendation, and publicly disclose (by a press release and, if required, filing an appropriate disclosure with the Securities and Exchange Commission) its decision regarding the resignation and, if such resignation is rejected, the rationale behind the decision within 90 days following certification of the election results. The committee in making its recommendation and the Board in making its decision each may consider any factors and other information that they consider appropriate and relevant.

(iii) If the Board accepts a director's resignation pursuant to this Section 7, or if a nominee for director is not elected and the nominee is not an incumbent director, then the Board may fill the resulting vacancy in accordance with Section 5 of Article III.

SECTION 8. *Lists of Stockholders*. It shall be the duty of the officer who shall have charge of the stock ledger of the Corporation, either directly or through another officer designated by such officer or through a transfer agent or transfer clerk appointed by the Corporation, to prepare and make, at least 10 days before every meeting of the stockholders, a complete list of the stockholders entitled to vote at the meeting; provided, however, if the record date for determining stockholders entitled to vote is less than 10 days before the meeting date, the list shall reflect the stockholders entitled to vote as of the 10th day before the meeting date, arranged in alphabetical order and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least 10 days prior to the meeting (a) on a reasonably accessed electronic network, provided that the information required to gain access to such list is provided with the notice of meeting, or (b) during ordinary business hours at the principal place of business of the Corporation. If the meeting is to be held at a place, then a list of stockholders entitled to vote at the meeting shall be produced and kept at the time and place of the meeting during the whole time thereof and may be examined by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of meeting.

SECTION 9. *Inspectors of Votes*. Before each meeting of the stockholders, the Corporation shall appoint one or more Inspector of Votes to act at such meeting or any adjournment thereof and make a written report thereof. The Corporation may designate one or more persons as alternate Inspectors of Votes to replace any Inspector who fails to act. If no Inspector of Votes or alternate is able to act at a meeting of stockholders, the chairman of the meeting shall appoint one or more Inspectors of Votes to act at the meeting. Each Inspector of

Votes so appointed shall, before entering upon the discharge of his or her duties, take and sign an oath or affirmation faithfully to execute the duties of an Inspector of Votes at such meeting with strict impartiality and according to the best of such Inspector's ability. Such Inspector of Votes shall have the duties prescribed by statute and shall decide upon the qualifications of voters and accept their votes and, when the vote is completed, shall count and ascertain the number of shares voted respectively for and against the question or questions on which a vote was taken, as well as any abstentions as applicable, and shall make and deliver a certificate in writing to the secretary of such meeting of the results thereof. The Inspector of Votes may appoint or retain other persons or entities to assist the Inspector of Votes in the performance of its duties. The Inspector of Votes need not be a stockholder of the Corporation, and any officer or director may be an Inspector of Votes on any question other than a vote for or against such officer's or director's election to any position with the Corporation or any other question in which such officer or director may be directly interested.

SECTION 10. *Nomination of Directors*. Only persons who are nominated in accordance with the procedures set forth in these Bylaws shall be eligible for election as directors at any meeting of stockholders.

(a) Annual Meetings of Stockholders. (i) Nominations of persons for election to the Board may be made at an annual meeting of stockholders only (A) pursuant to the Corporation's notice of meeting (or any supplement thereto), (B) by or at the direction of the Board or (C) by any stockholder of the Corporation who is a stockholder of record at the time of giving of notice provided for in this Section 10, who shall be entitled to vote for the election of directors at the meeting and who complies with the notice and other procedures set forth in this Section 10.

(ii) Nominations of persons for election to the Board made pursuant to paragraph (a)(i)(C) of this Section 10 shall be made pursuant to timely and proper notice in writing to the Secretary of the Corporation.

(A) To be timely, a stockholder's notice with respect to an annual meeting, other than with respect to nominations of persons for election to the Board pursuant to paragraph (b) of this Section 10, shall be delivered to, or mailed and received by, the Secretary of the Corporation at the principal executive offices of the Corporation not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 70 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of the meeting was first made by the Corporation. In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a stockholder's notice as described above.

(B) To be proper, such stockholder's notice shall set forth (1) as to each person whom the stockholder proposes to nominate for election or reelection as a director (a) the name, age, business address and residence address of the person, (b) the principal occupation or employment of the person, (c) the class or series and number of shares of capital stock of the Corporation which are beneficially owned by the person and (d) any other information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act") (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); and (2) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made (a) the name and address of such stockholder, as they appear on the Corporation's books, and of such beneficial owner, (b) the class or series and number of shares of capital stock of the Corporation which are owned beneficially and of record by such stockholder and by such beneficial owner, (c) a description of all agreements, arrangements and understandings between or among such stockholder and/or beneficial owner and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such stockholder, (d) a representation that such stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person named in its notice, (e) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the stockholder's notice by, or on behalf of, such stockholder and such beneficial owners, whether or not such instrument or right shall be subject to settlement in underlying shares of capital stock of the Corporation, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder or such beneficial owner, with respect to securities of the Corporation, (f) a representation as to whether the stockholder or the beneficial owner, if any, intends, or is part of a group that intends, to deliver a proxy statement and/or form of proxy to, and/or otherwise to solicit proxies or votes from, stockholders in support of such nomination, and (g) any other information relating to such stockholder and/or beneficial owner that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Regulation 14A under the Exchange Act. At the request of the Board, any person nominated for election as a director shall furnish to the Secretary of the Corporation that information required to be set forth in a stockholder's notice of nomination which pertains to the nominee, and any other information as the Board may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the Corporation.

(C) The chairman of the meeting has the power and authority to and shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the procedures prescribed by these Bylaws, and if the chairman should so determine, the chairman shall so declare to the meeting and the defective nomination shall be disregarded. Notwithstanding the provisions of this Section 10, if the stockholder (or a qualified representative of the stockholder) does not appear at the meeting of stockholders of the Corporation to present a nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such vote may have been received by the Corporation or such stockholder. For purposes of paragraph (b) of Section 2, Section 10 and Section 11 of this Article II, to be considered a "qualified representative" of a stockholder, a person must be authorized in writing, executed by such stockholder or an electronic transmission delivered by such stockholder, to act for such stockholder as a proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

(iii) Notwithstanding anything in the first sentence of paragraph (a)(ii)(A) of this Section 10 to the contrary, in the event that the number of directors to be elected to the Board at an annual meeting is increased effective after the time period for which nominations would otherwise be due under paragraph (a)(ii)(A) of this Section 10 and there is no public announcement by the Corporation naming the nominees for the additional directorships at least 100 days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice submitted under this Section 10(a) shall also be considered timely, but only with respect to nominees for the additional directorships, if it shall be delivered to or mailed and received by the Secretary of the Corporation at the principal executive offices of the Corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the Corporation.

(b) Proxy Access Director Nominations.

(i) The Corporation shall include in its proxy statement and form of proxy card (hereinafter "proxy materials") for an annual meeting of stockholders the name, together with the Required Information (as defined below), of any person nominated by one or more stockholders for election to the Board (a "Stockholder Nominee") who satisfy the notice, ownership and other requirements of paragraph (a)(ii)(B) and this paragraph (b) of this Section 10 (such person or group, the "Eligible Stockholder") and who expressly elects at the time of providing the notice required by this Section 10(b) (the "Nomination Notice") to have its nominee included in the Corporation's proxy materials pursuant to this Section 10(b).

(ii) To be timely, a Nomination Notice, together with the information required to be provided by each of the Stockholder Nominee and the Eligible Stockholder under paragraph (a) of this Section 10, shall be delivered to or mailed and received by the Secretary of the Corporation at the principal executive offices of the Corporation not later than the close of business on the 120th day, nor earlier than the close of business on the 150th day prior to the first anniversary of the date the Corporation commenced the mailing of its proxy materials in connection with the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 70 days after the anniversary of the preceding year's annual meeting, to be timely the Nomination Notice must be so delivered not earlier than the close of business on the 150th day prior to such annual meeting and not later than the close of business on the later of the 120th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of the meeting was first made by the Corporation. In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a Nomination Notice as described above.

(iii) For purposes of this Section 10(b), the "Required Information" that the Corporation will include in its proxy materials is (A) the information concerning the Stockholder Nominee and the Eligible Stockholder that, as determined by the Corporation, is required to be disclosed in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange

Commission and (B) if the Eligible Stockholder so elects, a Statement (as defined below). To be timely, the Required Information must be delivered to or mailed and received by the Secretary of the Corporation within the time period specified in paragraph (b)(ii) of this Section 10 for providing the Nomination Notice.

(iv) The maximum number of Stockholder Nominees (including Stockholder Nominees that were submitted by an Eligible Stockholder for inclusion in the Corporation's proxy materials pursuant to this Section 10(b) but either are subsequently withdrawn or that the Board decides to nominate as Board of Director nominees and Stockholder Nominees who were previously elected to the Board based upon a nomination pursuant to this Section 10(b) at any of the preceding three annual meetings and whose reelection at the upcoming annual meeting is being recommended by the Board) appearing in the Corporation's proxy materials with respect to an annual meeting of stockholders shall be the largest whole number that does not exceed 20% of the number of directors in office as of the last day on which a Nomination Notice may be delivered in accordance with the procedures set forth in this Section 10(b) (the "Permitted Number"). In the event that one or more vacancies for any reason occurs following the last day on which notice of a nomination may be delivered under paragraph (b)(ii) of this Section 10 but before the date of the annual meeting and the Board resolves to reduce the size of the Board in connection therewith, the Permitted Number shall be calculated based on the number of directors in office as so reduced. In the event that the number of Stockholder Nominees submitted by Eligible Stockholders pursuant to this Section 10(b) exceeds the Permitted Number, each Eligible Stockholder shall select one Stockholder Nominee for inclusion in the Corporation's proxy materials until the maximum number is reached, going in the order of the amount (largest to smallest) of shares of the Corporation's capital stock each Eligible Stockholder owns as disclosed in the Nomination Notice of the Stockholder Nominee submitted to the Corporation. If the Permitted Number is not reached after each Eligible Stockholder has selected one Stockholder Nominee, this selection process shall continue as many times as necessary, following the same order each time, until the Permitted Number is reached.

(v) An Eligible Stockholder must have owned (as defined below) 3% or more of the Corporation's outstanding capital stock continuously for at least three years (the "Required Shares") as of the date the written Nomination Notice is delivered to or mailed and received by the Secretary of the Corporation in accordance this Section 10(b) and as of the record date for determining stockholders entitled to vote at the meeting and must continue to own the Required Shares through the annual meeting date. For purposes of satisfying the foregoing ownership requirement under this Section 10(b), the shares of capital stock owned by one or more stockholders, or by the person or persons who own shares of the Corporation's capital stock and on whose behalf any stockholder is acting, may be aggregated, provided that the number of stockholders and other persons whose ownership of shares is aggregated for such purpose shall not exceed twenty (20). Two or more funds under common management and investment control shall be treated as one stockholder or person for this purpose. No stockholder, beneficial owner, control person or other person may be a member of more than one group constituting an Eligible Stockholder under this Section 10(b). For the avoidance of doubt, if a group of stockholders aggregates ownership of shares of capital stock in order to meet the requirements under this Section 10(b)(v), all shares held by each stockholder constituting its respective contribution to the foregoing 3% threshold must be held by that stockholder continuously for at least three years, and evidence of such continuous ownership shall be provided as specified in paragraph (viii)(B) of this Section 10(b).

(vi) For purposes of this Section 10(b), an Eligible Stockholder shall be deemed to "own" only those outstanding shares of the Corporation's capital stock as to which the stockholder possesses both (A) the full voting and investment rights pertaining to the stock and (B) the full economic interest in (including the opportunity for profit and risk of loss on) such stock; provided that the number of shares of stock calculated in accordance with clauses (A) and (B) shall not include any shares of stock (1) sold by such stockholder or any of its affiliates in any transaction that has not been settled or closed, (2) borrowed by such stockholder or any of its affiliates for any purposes or purchased by such stockholder or any of its affiliates pursuant to an agreement to resell or (3) subject to any option, warrant, forward contract, swap, contract of sale, other derivative or similar agreement entered into, now contemplated or developed in the future, in each case, by such stockholder or any of its affiliates, whether any such instrument or agreement is to be settled with shares of the Corporation's capital stock or with cash based on the notional amount or value of outstanding shares of the Corporation's capital stock, in any such case which instrument or agreement has, or is intended to have, the purpose or effect of reducing in any manner, to any extent or at any time in the future, such stockholder's or affiliates' full right to vote or direct the voting of any such shares of stock, and/or hedging, offsetting or altering to any degree gain or loss arising from the full economic ownership of such shares of stock by such stockholder or affiliate. A stockholder shall "own" shares of capital stock of the Corporation held in the name of a nominee or other intermediary so long as the stockholder retains the right to instruct how the shares of stock are voted with respect to the election of directors and possesses the full economic interest in the stock. A stockholder's ownership of shares of the Corporation's capital stock shall be deemed to continue during any period in which the stockholder has delegated any voting power by means of a proxy, power of attorney or other instrument or arrangement that is revocable at any time by the stockholder. A person's ownership of shares of capital stock of the Corporation shall be deemed to continue during any period in which (1) the person has delegated any voting power by means of a proxy, power of attorney or other instrument or arrangement that is revocable at any time by the person; or (2) the person has loaned such shares of stock, provided that the person has the power to recall such loaned stock on five business days' notice and has in fact recalled the loaned shares as of the time the Nomination Notice is submitted to the Secretary of the Corporation and through the annual meeting date. Whether outstanding shares of the Corporation's capital stock are "owned" for these purposes shall be determined by the Board, which determination shall be conclusive and binding on the Corporation and its stockholders. For purposes of this Section 10(b), the term "affiliate" shall have the meaning ascribed thereto in the regulations promulgated under the Exchange Act.

(vii) Within the time period specified in paragraph (b)(ii) of this Section 10 for the Nomination Notice, an Eligible Stockholder must provide the following information, representations and agreements with respect to the Stockholder Nominee in writing to the Secretary of the Corporation:

(A) the information and representations required to be provided in the stockholder's notice pursuant to paragraph (a)(ii)(B)(1) of this Section 10 and such person's written consent to being named in the proxy statement as a proxy access nominee and to serving as a director if elected;

(B) information as necessary to permit the Board to determine if the Stockholder Nominee is independent under applicable listing standards, any applicable rules of the Securities and Exchange Commission, the Corporate Governance Guidelines of the Corporation, and any publicly disclosed standards used by the Board ("Applicable Independent Standards") to determine and disclose the independence of the Corporation's directors;

(C) a written representation and agreement, in the form provided by the Secretary of the Corporation upon written request, relating to the Stockholder Nominee's compliance, in his or her individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, if elected as a director, with the Corporation's Corporate Governance Guidelines, corporate policies, corporate directives, and policies and guidelines regarding conflicts of interest, confidentiality, stock ownership and trading, any other codes of conduct, codes of ethics, policies and guidelines or any rules, regulations and listing standards, in each case as applicable to the Corporation's directors;

(D) a written representation and agreement that the Stockholder Nominee is not and will not become (1) a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question and (2) a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director, in each case, unless the terms of such agreement, arrangement or understanding has been provided to the Corporation;

(E) a written representation that the Stockholder Nominee is not and will not become party to any voting commitment that could limit or interfere with such person's ability to comply, if elected as a director of the Corporation, with such person's fiduciary duties under applicable law;

(F) a description of all agreements, arrangements or understandings between the Eligible Stockholder and each Stockholder Nominee and any other person or persons, including the Stockholder Nominee, such beneficial owners and control persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the Eligible Stockholder or that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K of the Exchange Act if the Eligible Stockholder making the nomination and any beneficial owner or control person on whose behalf the nomination is made, if any, or any affiliate or associate thereof or person acting in concert therewith, were the "registrant" for purposes of such rule and the Stockholder Nominee were a director or executive officer of such registrant;

(G) any information as may be set forth in a written questionnaire provided by the Secretary of the Corporation upon written request, with such completed questionnaire signed by the Stockholder Nominee; and

(H) an irrevocable letter of resignation signed by the Stockholder Nominee providing that such resignation shall become effective upon a determination by the Board or any committee thereof that (1) the information provided to the Corporation with respect to such Stockholder Nominee pursuant to this Section 10(b) was untrue in any material respect or omitted to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, or (2) such Stockholder Nominee, or the Eligible Stockholder who nominated such Stockholder Nominee, failed to comply with any obligation owed to or breached any representation made under or pursuant to these Bylaws.

(viii) Within the time period specified in paragraph (b)(ii) of this Section 10 for the Nomination Notice, an Eligible Stockholder must provide the following information, representations and agreements in writing to the Secretary of the Corporation:

(A) the information and representations required to be provided in the stockholder's notice pursuant to paragraph (a)(ii)(B)(2) of this Section 10;

(B) one or more written statements from the record holder of the shares (and from each intermediary through which the stock is or has been held during the requisite three-year holding period) verifying that, as of a date within seven calendar days prior to the date the written notice of the nomination is delivered to or mailed and received by the Secretary of the Corporation, the Eligible Stockholder owns, and has owned continuously for the preceding three years, the Required Shares, and the Eligible Stockholder's agreement to provide, within five business days after the record date for determining the stockholders entitled to receive notice of any annual meeting, written statements from the record holder and intermediaries verifying the Eligible Stockholder's continuous ownership of the Required Shares through the record date for determining the stockholders entitled to receive notice of an annual meeting;

(C) a copy of the Schedule 14N that has been filed with the Securities and Exchange Commission as required by Rule 14a-18 under the Exchange Act, as such rule may be amended;

(D) a representation that the Eligible Stockholder (including each member of any group of stockholders that together is an Eligible Stockholder hereunder) (1) acquired the Required Shares in the ordinary course of business and not with the intent to change or influence control at the Corporation and does not presently have such an intent, (2) has not nominated and will not nominate for election to the Board at the meeting any person other than the Stockholder Nominee(s) being nominated pursuant to this Section 10(b), (3) has not engaged and will not engage in, and has not and will not be, a "participant" in another person's "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a director at the meeting other than its Stockholder Nominee or a nominee of the Board of Directors, (4) will not distribute to any stockholder any form of proxy for the meeting other than the form distributed by the Corporation, (5) intends to continue to own the Required Shares through the date of the annual meeting and (subject to any mandatory fund rebalancing required by such stockholder's preexisting governing instruments or written investment policies) for at least one year following the annual meeting (which representation the Eligible Stockholder shall also include in its Statement (as defined below), it being understood that the representation shall not count towards the Statement's 500-word limit), and (6) will provide facts, statements and other information in all communications with the Corporation and its stockholders that are or will be true and correct in all material respects and do not and will not omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; and

(E) an undertaking that the Eligible Stockholder agrees to (1) assume all liability stemming from any legal or regulatory violation arising out of the Eligible Stockholder's communications with the Corporation's stockholders or out of the information that the Eligible Stockholder provided to the Corporation, (2) indemnify and hold harmless the Corporation and each of its directors, officers and employees individually against any liability, loss or damages in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the Corporation or any of its directors, officers or employees arising out of any nomination submitted by the Eligible Stockholder pursuant to this Section 10(b), (3) file with the Securities and Exchange Commission any solicitation or communications with the Corporation's stockholders relating to the meeting at which the Stockholder Nominee will be nominated, regardless of whether any such filing is required under Regulation 14A of the Exchange Act or whether any exemption from filing is available for such solicitation or other communications under Regulation 14A of the Exchange Act, (4) in the case of a nomination by a group of stockholders that together is an Eligible Stockholder, designate one group member that is authorized to act on behalf of all such members with respect to the nomination and matters related thereto, including withdrawal of the nomination, and (5) comply with all other applicable laws, rules, regulations and listing standards with respect to any solicitation in connection with the meeting.

(ix) An Eligible Stockholder providing notice of a nomination of one or more Stockholder Nominees pursuant to this Section 10(b) shall further update and supplement such notice and any information required to be provided pursuant to paragraph (b)(viii) of this Section 10, if necessary, so that such information shall be true and correct as of the record date for determining the stockholders entitled to receive notice of an annual meeting, and such update and supplement shall be delivered to or be mailed and received by the Secretary of the Corporation at the principal executive offices of the Corporation not later than five business days after the record date for determining the stockholders entitled to receive notice of such Annual Meeting. For the avoidance of doubt, the requirement to update and supplement such information shall not permit any Eligible Stockholder or other person to change or add any proposed Stockholder Nominee or be deemed to cure any defects or limit the remedies (including without limitation under these Bylaws) available to the Corporation relating to any defect.

(x) The Eligible Stockholder may provide to the Secretary of the Corporation, within the time period specified in paragraph (b)(ii) of this Section 10 for providing the Nomination Notice, a written statement for inclusion in the Corporation's proxy statement for the annual meeting, not to exceed 500 words, in support of the Stockholder Nominee's candidacy (the "Statement"). Notwithstanding anything to the contrary contained in this Section 10(b), the Corporation may omit from its proxy materials any information or Statement that it believes would violate any applicable law, rule, regulation or listing standard.

(xi) The Corporation shall not be required to include any Stockholder Nominee in its proxy materials pursuant to this Section 10(b) for any annual meeting of stockholders (A) for which the Secretary of the Corporation receives a notice (whether or not subsequently withdrawn) that a stockholder has nominated one or more persons for election to the Board pursuant to the advance notice requirements for stockholder nominees for director set forth in paragraph (a) of this Section 10, (B) if the Eligible Stockholder who has nominated such Stockholder Nominee has engaged in or is currently engaged in a, or has been or is a “participant” in another person’s, “solicitation” within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a director at the meeting other than its nominee pursuant to this Section 10, (C) who is not independent under the Applicable Independence Standards, as determined by the Board, (D) whose election as a member of the Board would cause the Corporation to be in violation of these Bylaws, the Certificate of Incorporation, the listing standards of any stock exchange applicable to the Corporation on which the Corporation’s capital stock is traded, or any applicable state or federal law, rule or regulation, (E) who is or has been, within the past three years, an officer or director of a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914, (F) who is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in such a criminal proceeding within the past ten years, (G) who is subject to any order of the type specified in Rule 506(d) of Regulation D promulgated under the Securities Act of 1933, as amended, (H) if such Stockholder Nominee or the applicable Eligible Stockholder shall have provided information to the Corporation in respect to such nomination that was untrue in any material respect or omitted to state a material fact necessary in order to make the statement made, in light of the circumstances under which they were made, not misleading, as determined by the Board, or (I) if the Eligible Stockholder or applicable Stockholder Nominee otherwise contravenes any of the agreements or representations made by such Eligible Stockholder or Stockholder Nominee or fails to comply with its obligations pursuant to this Section 10. The Board shall have the exclusive power and authority to interpret the provisions of this Section 10(b)(xi). All such actions, interpretations and determinations that are done or made by the Board shall be final, conclusive and binding on the Corporation, the stockholders and all other parties.

(xii) Nothing in this Section 10(b) shall limit the Corporation’s ability to solicit against and include in its proxy materials its own statements relating to any Stockholder Nominee.

(xiii) Notwithstanding the provisions of this Section 10, the Board or the person presiding at the meeting shall declare a nomination by an Eligible Stockholder to be invalid, and such nomination shall be disregarded notwithstanding that proxies in respect of such vote may have been received by the Corporation, if (A) the Stockholder Nominee(s) and/or the applicable Eligible Stockholder shall have breached its or their obligations, agreements or representations under this Section 10, as determined by the Board or the person presiding at the meeting, or (B) the Eligible Stockholder (or a qualified representative thereof) does not appear at the meeting to present any nomination pursuant to this Section 10(b).

(xiv) Any Stockholder Nominee who is included in the Corporation’s proxy materials for a particular meeting of stockholders but either (A) withdraws from or becomes ineligible or unavailable for election at the meeting, or (B) does not receive at least 25% of the votes cast in favor of the Stockholder Nominee’s election, shall be ineligible to be a Stockholder Nominee pursuant to this Section 10(b) for the next two annual meetings of stockholders following the meeting for which the Stockholder Nominee has been nominated for election.

(xv) This Section 10(b) provides the exclusive method for stockholders to include nominees for director in the Corporation's proxy materials with respect to an annual meeting of stockholders.

(c) Compliance with Exchange Act and Bylaws. Notwithstanding the provisions of this Section 10, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder with respect to the matters set forth in this Section 10; provided, however, that any references in these Bylaws to the Exchange Act or the rules or regulations promulgated thereunder are not intended to and shall not limit any requirements applicable to nominations pursuant to this Section 10. Notwithstanding anything to the contrary set forth herein, compliance with this Section 10 shall be the exclusive means for a stockholder to make nominations of directors. Nothing in this Section 10 shall be deemed to affect any rights of the holders of Preferred Stock or any series thereof to elect directors pursuant to any applicable provisions of the Certificate of Incorporation.

(d) Special Meetings of Stockholders. Nominations of persons for election to the Board may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation's notice of meeting (i) by or at the direction of the Board or (ii) provided that the Board (or stockholders pursuant to paragraph (b) of Section 2 of this Article II) has determined that one or more directors shall be elected at such meeting, by any stockholder of the Corporation who is a stockholder of record at the time the notice provided for in paragraph (a)(ii) of this Section 10 is delivered to or mailed and received by the Secretary of the Corporation, who is entitled to vote at the meeting and upon such election and who complied with the notice and other procedures set forth in paragraph (a)(ii) of this Section 10. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board, any such stockholder entitled to vote in such election of directors may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation's notice of meeting, if the stockholder's notice required by paragraph (a)(ii) of this Section 10 is delivered to or mailed and received by the Secretary of the Corporation at the principal executive offices of the Corporation not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominee or nominees proposed by the Board to be elected at such meeting. In no event shall the public announcement of an adjournment or postponement of a special meeting commence a new time period (or extend any time period) for the giving of a stockholder's notice as described above.

(e) Public Announcement. For purposes of this Section 10 and of Section 11 of this Article II, "public announcement" shall include disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed with, or furnished to, the Securities and Exchange Commission by the Corporation pursuant to Section 13, 14 or 15(d) of the Exchange Act.

SECTION 11. *Notice of Business*. (a) At an annual meeting of the stockholders, only such business shall be conducted as shall have been brought before the meeting (i) as specified in the Corporation's notice of meeting (or any supplement thereto), (ii) by or at the direction of the Board, or (iii) by any stockholder of the Corporation who is a stockholder of record of the Corporation at the time of giving of the notice provided for in this Section 11, who shall be entitled to vote at such meeting and who complies with the notice and other procedures set forth in this Section 11.

(b) For business to be properly brought before an annual meeting of the stockholders by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and such proposed business must constitute a proper matter for stockholder action. To be timely, a stockholder's notice shall be delivered to or mailed and received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 70 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of the meeting was first made by the Corporation. In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a stockholder's notice as described above. A stockholder's notice to the Secretary of the Corporation shall set forth (i) as to each matter the stockholder proposes to bring before the meeting (A) a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting, (B) the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend these Bylaws, the language of the proposed amendment), (C) any material interest in such business of such stockholder and such beneficial owner, if any, on whose behalf the proposal is made, and (D) any other information relating to such business that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies in support of such proposal or is otherwise required pursuant to Regulation 14A of the Exchange Act and (ii) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the proposal is made (A) the name and address of such stockholder, as they appear on the Corporation's books, and of such beneficial owner, (B) the class or series and number of shares of capital stock of the Corporation which are owned beneficially and of record by such stockholder and by such beneficial owner, (C) a description of all agreements, arrangements and understandings between or among such stockholder and/or beneficial owner and any other person or persons (including their names) pursuant to which the proposal(s) are to be made by such stockholder, (D) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the stockholder's notice by, or on behalf of, such stockholder and such beneficial owners, whether or not such instrument or right shall be subject to settlement in underlying shares of capital stock of the Corporation, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder or such beneficial owner, with respect to securities of the Corporation, (E) a representation that such stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose the items of business set forth in its notice, (F) a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends to deliver a proxy statement and/or form of proxy to, and/or otherwise to solicit proxies or votes from, stockholders in support of such proposal, and (G) any other information relating to such stockholder and/or beneficial owner that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies in support of such proposal pursuant to Regulation 14A under the Exchange Act. Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at a stockholder meeting except in accordance with the procedures set forth in this Section 11. The timing requirements for advance notice of a proposal set forth in this Section 11 shall be deemed satisfied by a stockholder if the stockholder has notified the Corporation of such stockholder's intention to present a proposal at an annual meeting in compliance with Rule 14a-8 (or any successor thereof) promulgated under the Exchange Act and such stockholder's proposal has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such annual meeting. Except as otherwise provided by law, the chairman of the meeting has the power and authority to and shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting and in accordance with the provisions of these Bylaws, and if the chairman should so determine, the chairman shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted. Notwithstanding the provisions of this Section 11, if the stockholder (or a qualified representative of the stockholder) does not appear at the meeting of stockholders of the Corporation to present the business to be brought before the meeting, such business shall be disregarded, notwithstanding that proxies in respect of such vote may have been received by the Corporation or such stockholder. Notwithstanding the provisions of this Section 11, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder with respect to the matters set forth in this Section 11. Nothing in this Section 11 shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act.

SECTION 12. *Organization*. Meetings of stockholders shall be presided over by the Chairman of the Board, if any, or in the Chairman of the Board's absence, by the Vice Chairman of the Board, if any, or in the Vice Chairman of the Board's absence, by a Vice President, or in the absence of the foregoing persons, by a chairman designated by the Board, or in the absence of such designation, by a chairman chosen at the meeting. The Secretary of the Corporation shall act as secretary of the meeting, but in the Secretary's absence, the chairman of the meeting may appoint any person to act as secretary of the meeting.

SECTION 13. *Conduct of Meetings*. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the chairman of the meeting. The Board may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board, the chairman of the meeting of stockholders shall have the right and authority to convene and, for any or no reason, to recess and/or to adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the chairman of the meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) rules and procedures for maintaining order at the meeting and the safety of those present; (c) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (d) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (e) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

ARTICLE III

BOARD OF DIRECTORS

SECTION 1. *General Powers*. The business and affairs of the Corporation shall be managed by or under the direction of the Board. The Board may adopt such rules and regulations for the conduct of its meetings and the management of the affairs of the Corporation as it may deem proper, not inconsistent with applicable law, the Certificate of Incorporation and these Bylaws.

SECTION 2. *Number, Qualifications and Term of Office*. The number of directors shall be not less than 5 nor more than 15, as shall be fixed from time to time by resolution of the Board pursuant to a vote of two-thirds of the directors then in office. Except as hereinafter provided, no person shall stand for election to the Board past the date of his or her seventy-second birthday. Under circumstances of significant benefit to the Corporation, which are to be enumerated in the Corporation’s proxy statement, individuals over the age of 72 years may stand for election as directors only with the approval of the Nominating and Corporate Governance Committee and a two-thirds vote of the directors then in office. In no event shall a director stand for election beyond the age of 75. For purposes of this Section 2, the age of each director shall be measured based on the age of such director on the scheduled date of the applicable meeting of stockholders, not taking into account any adjournment or postponement thereof. Each director shall hold office until the annual meeting of stockholders next following such director’s election, until such director’s successor shall have been duly elected and qualified, or until such director’s earlier death, removal or resignation. This Section 2 shall not be amended by the Board except upon a vote of two-thirds of the directors then in office.

SECTION 3. *Chairman; Vice Chairman*. The Board shall elect a Chairman of the Board from among the directors. This individual need not be an employee of the Corporation. The Chairman of the Board shall have the responsibility for all matters pertaining to the Board, including, without limitation, meetings of the Board. The Board may also elect a Vice Chairman of the Board from among the directors.

SECTION 4. *Resignations*. Any director may resign at any time by giving written notice to the Chairman of the Board or to the Board. Any such resignation shall take effect at the time or upon the occurrence of an event specified therein or, if no time is so specified, upon its delivery to the Chairman of the Board or to the Board; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

SECTION 5. *Vacancies*. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a vote of two-thirds of the directors then in office, although less than a quorum, or by a sole remaining director, and each director so appointed shall hold office until the next annual meeting of stockholders, until such director's successor shall have been duly elected and qualified, or until such director's earlier death, removal or resignation. A vacancy in the Board shall be deemed to exist under this Section 5 in the case of the death, removal or resignation of any director. This Section 5 shall not be amended by the Board except upon a vote of two-thirds of the directors then in office.

SECTION 6. *First Meeting*. Promptly after, and on the same day as, each annual election of directors, the Board may, if a quorum be present, meet at the place at which such election was held, for the purpose of organization, the election of officers and the transaction of other business. Notice of such meeting need not be given. Such meeting may be held at any other time and place (if any) which shall be specified in a notice given as hereinafter provided for special meetings of the Board.

SECTION 7. *Regular Meetings*; *Notice*. Regular meetings of the Board may be held without notice at such times and places (if any) as the Board shall from time to time determine.

SECTION 8. *Special Meetings*; *Notice*. Special meetings of the Board shall be held whenever called by the Chairman of the Board, or by the Secretary of the Corporation on the written request of any three directors. Except as otherwise expressly required by statute, the Certificate of Incorporation or these Bylaws, notice of each special meeting shall be given by delivering a written notice thereof to each director by either: (a) United States mail, postage prepaid, addressed to such director's residence or usual place of business, at least five days before the day on which the meeting is to be held; or (b) electronic transmission, directed to the electronic mail address, facsimile number or other location filed in writing by such director with the Secretary of the Corporation, at least 24 hours before the day on which the meeting is to be held. All notices given to directors by mail pursuant to this Section 8 shall be deemed to have been given at the time deposited in the United States mail, postage prepaid, addressed to each director's residence or usual place of business, and all notices given to directors by a form of electronic transmission shall be deemed to have been given when directed to the electronic mail address, facsimile number or other location filed in writing by such director with the Secretary of the Corporation. This Section 8 shall not be amended by the Board except upon a vote of two-thirds of the directors then in office.

SECTION 9. *Place of Meetings*. The Board may hold its meetings at such place (if any), within or without the State of Delaware, as it may from time to time determine by resolution, or as shall be specified in the respective notices of meetings.

SECTION 10. *Quorum and Manner of Acting*. Except as otherwise expressly required by applicable law, the Certificate of Incorporation or these Bylaws, a majority of directors then holding office shall constitute a quorum for the transaction of business at any meeting, and the vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board. In the absence of a quorum, the Chairman of the Board or a majority of the directors present may adjourn any meeting from time to time until a quorum shall be present. At any adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting originally called. Prompt notice of any adjourned meetings shall be given. This Section 10 shall not be amended by the Board except upon a vote of two-thirds of the directors then in office.

SECTION 11. *Committees of Board of Directors*. Except as otherwise provided in these Bylaws or the Certificate of Incorporation, the Board may, by resolution or resolutions passed by a majority of the Board, designate one or more committees, each committee to consist of two or more of the directors of the Corporation, which, to the extent provided in said resolution or resolutions and to the extent permitted by law, shall have and may exercise the powers and authority of the Board in the management of the business and affairs of the Corporation, and may have power to authorize the seal of the Corporation to be affixed to all papers which may require it. Except as otherwise provided in the resolution of the Board designating a committee, such committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not constituting a quorum, may unanimously appoint another member of the Board to act at the meeting in place of any such absent or disqualified member. A majority of all the members of such committee may make, alter and repeal its rules of procedure, determine its manner of acting and fix the time and place (if any), whether within or without the State of Delaware, of its meetings and specify what notice thereof, shall be given unless the Board shall otherwise by resolution provide. In the absence of such rules of procedure, each committee shall conduct its business in the same manner as the Board conducts its business pursuant to this Article III of these Bylaws. The Board shall have power to change the members of any such committee at any time, to fill vacancies therein and to discharge any such committee or to remove any members thereof, either with or without cause, at any time.

SECTION 12. *Telephonic Meetings Permitted*. Members of the Board, or any committee designated by the Board, may participate in a meeting thereof by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 13 shall constitute presence in person at such meeting.

SECTION 13. *Organization*. Meetings of the Board shall be presided over by the Chairman of the Board, if any, or in the Chairman of the Board's absence, by the Vice Chairman of the Board, if any, or in the Vice Chairman of the Board's absence by a chairman chosen at the meeting. The Secretary of the Corporation shall act as secretary of the meeting, but in the Secretary's absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

SECTION 14. *Action by Unanimous Consent of Directors*. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board, or any committee thereof, may be taken without a meeting if all members of the Board or such committee, as the case may be, consent thereto in writing.

ARTICLE IV

OFFICERS

SECTION 1. *Number and Qualification of Officers*. The principal officers of the Corporation shall be a Chief Executive Officer, one or more Vice Presidents, a Controller, a Secretary and a Treasurer. The Board may elect such other officers as it may from time to time determine.

SECTION 2. *Election and Term of Office*. The officers shall be elected annually by the Board. Each officer shall hold office for such term prescribed by the Board and until a successor shall have been duly elected and qualified, or until such officer's death, removal or resignation. Nothing in these Bylaws shall be construed as creating for any officer any contractual right to employment with the Corporation.

SECTION 3. *Powers and Duties of Officers*. The powers and duties of officers shall be as determined from time to time by resolution of the Board, or in such other manner as the Board may authorize, not inconsistent with applicable law, the Certificate of Incorporation or these Bylaws. To the extent not so provided by the Board, the powers and duties of the officers shall be as generally pertain to their respective offices.

SECTION 4. *Resignation and Removal*. Any officer may resign at any time by giving written notice to the Chairman of the Board or to the Board. Any such resignation shall take effect at the time specified therein or, if no time is so specified, upon its receipt by the Chairman of the Board or by the Board; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. Any officer may be removed, either with or without cause, at any time, by the vote of a majority of the Board.

SECTION 5. *Vacancies*. Any vacancy in any office by death, resignation, removal or otherwise may be filled for the unexpired portion of the term by the Board at any meeting.

ARTICLE V

CONTRACTS, CHECKS, DRAFTS AND PROXIES

SECTION 1. *Contracts*. The Board may by resolution authorize any officer(s), agent(s) or employee(s) of the Corporation to enter into any contract or engagement and to execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances; and, unless so authorized by the Board or by these Bylaws, no officer, agent or employee shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable pecuniarily for any purpose or for any amount.

SECTION 2. *Checks and Drafts*. All checks, drafts or other orders for the payment of money, issued in the name of the Corporation, shall be signed in such manner as shall from time to time be determined by resolution of the Board.

SECTION 3. *Proxies*. All proxies or instruments authorizing any person to attend, vote, consent or otherwise act at any and all meetings of stockholders of any entity in which the Corporation shall own shares or in which it shall otherwise be interested shall be executed by the Chairman of the Board or such other officer as the Chairman or the Board may from time to time determine.

ARTICLE VI

CAPITAL STOCK

SECTION 1. *Certificates for Stock and Uncertificated Shares*. (a) Shares of any or all of the Corporation's classes or series of stock may be evidenced by certificates for shares of stock, in such form as the Board shall prescribe, or may be issued in uncertificated form. The issuance of shares in uncertificated form shall not affect shares already represented by a certificate until the certificate is surrendered to the Corporation. Except as expressly provided by law, there shall be no differences in the rights and obligations of stockholders based on whether their shares are represented by certificates or are in uncertificated form.

(b) Within a reasonable time after the issuance or transfer of uncertificated shares, the Corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on a stock certificate pursuant to the General Corporation Law of the State of Delaware or, with respect to Section 151 of the General Corporation Law of the State of Delaware, a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

(c) Every holder of stock in the Corporation represented by certificates shall be entitled to have a certificate, in such form as the Board shall prescribe, certifying the number and class of shares of stock of the Corporation owned by such holder. Each such certificate shall be signed in the name of the Corporation by the Chairman of the Board, the President or a Vice President and the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary of the Corporation. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer clerk, transfer agent or registrar who shall have signed, or whose facsimile signature shall have been placed upon, any such certificate or certificates shall cease to be such officer, transfer clerk, transfer agent or registrar before such certificate or certificates shall have been issued by the Corporation, such certificate or certificates may be issued by the Corporation with the same effect as though such individual was an officer, transfer clerk, transfer agent or registrar at the date of issue.

SECTION 2. *Transfer of Stock*. Transfer of shares of stock of the Corporation shall be made only on the stock records of the Corporation by the holder of record thereof or by his attorney thereunto authorized by a power of attorney duly executed and filed with the Secretary of the Corporation or the transfer agent thereof, and:

(a) in the case of certificated shares, (i) by delivery of the certificate endorsed either in blank or to a specified person by the person appearing by the certificate to be the owner of the shares represented thereby or (ii) by delivery of the certificate and a separate document containing a written assignment of the certificate or a power of attorney to sell, assign or transfer the same or the shares represented thereby, signed by the person appearing by the certificate to be the owner of the shares represented thereby. Such assignment or power of attorney may be either in blank or to a specified person; or

(b) in the case of uncertificated shares, upon receipt of transfer instructions (as may be determined proper by the Corporation or its transfer agent) from the registered owner of such uncertificated shares, from a duly authorized attorney or from an individual presenting evidence of succession, assignment or authority (as may be determined proper by the Corporation or its transfer agent) to transfer the stock.

SECTION 3. *Registered Holders*. The Corporation shall be entitled to treat the registered holder of shares of stock of the Corporation as the absolute and exclusive owner thereof for all purposes, including without limitation the right to receive dividends, the right to vote and liability for calls and assessments, and, accordingly, the Corporation shall not be bound to recognize any equitable or other claim to or interest in such shares on the part of any person, whether or not the Corporation shall have express or other notice thereof, save as expressly provided by law.

SECTION 4. *Regulations*. The Board may make such rules and regulations as it may deem expedient, not inconsistent with applicable law, the Certificate of Incorporation or these Bylaws, concerning the issue, transfer and registration of shares of stock of the Corporation. It may appoint, or authorize any principal officer or officers to appoint, one or more transfer clerks or one or more transfer agents and one or more registrars, and may require all certificates for shares of stock of the Corporation to bear the signature or signatures of any of them.

SECTION 5. *Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates*. The Corporation may issue a new stock certificate or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner's legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

ARTICLE VII

RECORD DATE

SECTION 1. *Fixing of Record Date for Stockholder Meetings*. In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action other than stockholder action by written consent, the Board may fix a record date, which shall not precede the date upon which the resolution fixing such record date is adopted by the Board and (a) in the case of determination of stockholders entitled to notice of any meeting of stockholders or adjournment thereof, unless otherwise required by applicable law, shall not be more than 60 nor less than 10 days before the date of such meeting or (b) in the case of any other action (other than stockholder action by written consent), shall not be more than 60 days prior to any such other action. If the Board fixes a record date for the determination of stockholders entitled to notice of the meeting, then such date shall also be the record date for determining the stockholders entitled to vote at such meeting; provided, that the Board may determine, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for determining the stockholders entitled to vote at such meeting. If no record date is fixed: (i) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; and (ii) the record date for determining stockholders for any other purpose (other than stockholder action by written consent) shall be at the close of business on the day on which the Board adopts the resolution relating thereto. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting.

SECTION 2. *Fixing of Record Date for Actions by Written Consent*. In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which date shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board. Any stockholder of record seeking to have the stockholders authorize or take corporate action by written consent shall, by written notice to the Secretary of the Corporation, request the Board to fix a record date. The Board shall promptly, but in all events within 10 days after the date on which such a request is received, adopt a resolution fixing the record date (unless a record date has been previously fixed by the Board pursuant to the first sentence of this Section 2). If no record date has been fixed by the Board within 10 days of the date on which such a request is received, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board is required by the General Corporation Law of the State of Delaware, shall be the first date after the expiration of such 10-day time period on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or any officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board and prior action by the Board is required by statute, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the date on which the Board adopts the resolution taking such prior action.

ARTICLE VIII

WAIVERS OF NOTICE

Whenever notice is required to be given by statute, the Certificate of Incorporation or these Bylaws, a waiver thereof, by the person entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when such person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at nor the purpose of any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any waiver of notice.

ARTICLE IX

FORM OF RECORDS

Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be kept on, or by means of, or be in the form of, any information storage device or method, provided that the records so kept can be converted into clearly legible paper form within a reasonable time.

ARTICLE X

FISCAL YEAR

The fiscal year of the Corporation shall be determined by resolution of the Board.

ARTICLE XI

AMENDMENTS

The Board from time to time may adopt, alter, amend or repeal these Bylaws. The stockholders may also adopt, alter, amend or repeal these Bylaws at any meeting provided that notice of such proposed adoption, alteration, amendment or repeal is included in the notice of such meeting.